Exhibit 1.5

CDC Corporation provides 2005 third quarter updates for its two business units and reports financial results

CDC Corporation’s CDC Software Unit Highlights –

•	Key operational metrics for the core software lines within CDC Software continue to trend upwards since being acquired by CDC Corporation as demonstrated by strong license sales by Ross Systems of over US$17 million and by Pivotal Corporation of over US$25 million in the period following their respective acquisitions by CDC Corporation.

•	Ross Systems, the company’s enterprise software solutions subsidiary, has posted exceptional year-to-date performance over the same nine-month period in 2004 with software license revenue up 13% to US$11.6 million, professional services revenue up 23% to US$15.8 million and maintenance revenue up 2% to US$ 15.9 million over the same nine-month period of the prior year (2004 results for Ross are inclusive of Ross results prior to its acquisition by CDC Corporation in August 2004).

•	Pivotal Corporation, the company’s customer relationship management software subsidiary, also posted strong year-to-date growth over the same nine-month period in 2004 with software license revenue increasing 4% to US$13.0 million, which contributed to maintenance revenue growth of 11% to US$18.0 million and professional services revenue was up 4% to US$13.2 million (2004 results for Pivotal are inclusive of Pivotal results prior to its acquisition by CDC Corporation in February 2004).

CDC Corporation’s China.com Inc. Unit Highlights –

•	China.com Inc., the company’s mobile applications and online games subsidiary, reported its highest quarterly revenue of US$11.9 million on the back of 22 consecutive quarters of profitability.

•	China.com’s mobile applications business posted its third consecutive quarter of double digit sequential revenue growth achieving record revenues during a nine-month period with a 14% increase in total revenue over Q2 2005. MVAS revenues are the most diverse that the company has ever achieved with the Advanced Mobile Products (i.e non-SMS) revenue now accounting for 60% of total MVAS revenue.

•	During the quarter, the company’s latest online game, “Yulgang”, opened commercially to superb market reception. “Yulgang” has been recognized as one of the most popular new Massively Multi-player Online Role Playing Games (“MMORPG”) launched in China this year. As of the end of Q3 2005, peak concurrent users was approximately 250,000 with over 10 million registered users on its online gaming platform with a continued upward trend after the close of the quarter.

CDC Corporation’s Year-on-Year Financial Highlights –

•	Total revenue rose 31% to US$61.9 million from US$47.2 million in Q3 2004

•	Gross profit increased 35% to US$34.3 million from US$25.5 million in Q3 2004

•	Gross margin was 55% compared to 54% in Q3 2004

•	Net loss was US$1.2 million, compared to a net loss of US$8.3 million in Q3 2004

•	Non-GAAP* net income was US$3.2 million compared to Non-GAAP net income of US$1.2 million in Q3 2004

•	Non-GAAP* net cash and cash equivalents, net of total debt, was US$212.5 million as of September 30, 2005

Hong Kong, Beijing, Atlanta. November 23, 2005. CDC Corporation (NASDAQ: CHINA; www.cdccorporation.net) today announced its third quarter updates for its two business units and unaudited financial results for the third quarter ending September 30, 2005 under US GAAP.

Operational Summary

CDC Software, the company’s enterprise software unit reported strong total revenue growth on the back of solid increases in license revenue and additions of new customers. In addition to new license sales, other key operational metrics for the core software lines continue to trend upwards since being acquired by CDC Corporation such as the addition of over 300 new customers by Ross and Pivotal and pushing license maintenance renewal rates solidly above 90% for both Ross and Pivotal in the respective post-acquisition periods. The percentage of license revenue derived from new customers as compared to existing customers continues to increase and is currently about 50% which is indicative of both a growing, competitive business combined with satisfied existing customers. The company’s Asia Pacific software business has also achieved good traction in license sales contributing year-to-date software license revenue that represents 11% of CDC Software’s worldwide total. IMI, the company’s supply chain, warehouse and order management software subsidiary, continues to re-emerge as a supply chain industry leader and contributed to the unit with steady recurrent revenue.

China.com Inc., the company’s mobile applications and online games unit achieved record results with the highest revenues and most diversified revenue base that it has ever achieved. The company believes that its MVAS business and its new online game, “Yulgang” has outperformed their peers in many respects. “Yulgang” has continued to reach new highs in the number of peak concurrent users and number of registered users. For Q3 2005, revenue generated by “Yulgang” has recorded average month-on-month growth of more than 60%; however, because CDC Corporation equity accounts for its online games business under US GAAP, this growth is not reflected in the company’s consolidated revenues. “Yulgang” is one of the first games in China that utilizes a revenue model that has been used successfully in Korea by MMORPG companies to generate revenue on sales of value-added virtual merchandise and services purchased within its online store, rather than the industry standard in China of charging game users for time spent. The billing model has thus far been proven to be successful in fostering continued user and revenue growth.

China.com’s MVAS business has undergone three sequential quarters of double-digit percentage revenue growth and now revenues from the non-SMS Advanced Mobile Products represent over 60% of total MVAS revenue including MMS – up 80%, IVR – up 61% and WAP – up 27% (reference editor notes below). During the quarter, China.com tailored its tactical marketing strategy in cross-selling its products and services toward niche consumer groups across various platforms. The company also collaborated with popular handset vendors to embed its services and products into mobile phones. The company’s www.china.com portal continues to achieve key operational metrices. The portal launched a new Bulletin Board System with its military channel, which is already the ranked the number one military channel in China in terms of pageviews and user recognition according to iResearch. A BLOG system was also established for China.com’s portal community users.

After the quarter, in recognition of the outstanding results for China.com and especially the MVAS business, the Board nominated Albert Lam to serve as an executive director to the Board of China.com, subject to regulatory approval. Albert Lam currently serves as President and Chief Operating Officer of China.com and bringing to the unit over 20 years of related industry experience in China. Prior to joining China.com, Albert served in various general manager positions during seven years at Motorola including heading their MVAS business in Asia. He was also a key architect of China.com’s MVAS strategy having been one of the original core management team of our Newpalm MVAS business as early as 2001.

“We are pleased to report another consecutive quarter of strong financial results and growth rates that outpaced many of our peers particularly in the MVAS and online gaming industry in China,” said Steven Chan, Acting CEO of CDC Corporation. “We are continuing to execute within our businesses. We have added significant new customers at both of our operating units during the quarter. And we have firm momentum entering our final quarter of 2005 driven by solid revenue growth and operating leverage in our business model. “

Chan continued, “Looking ahead, we plan to continue executing on our strategic plan to realign our organization to accentuate revenue and earnings growth for 2006 on a leaner and more market-focused organization structure. We feel that we provide compelling and competitive products within both our enterprise software business and our consumer MVAS and online gaming business and our continuing reorganization will help focus our deep management team to better capitalize on the market opportunities for our products.”

Income Statement Summary

The company reported revenues of US$61.9 million, an increase of 31% from US$47.2 million in Q3 2004. The increase in revenues was primarily due to higher MVAS revenue, a change in accounting treatment as well as the acquisition of Ross in August 2004. Third quarter 2005 gross profit was US$34.3 million, an increase of 35% from US$25.5 million in Q3 2004 which was primarily attributable to the acquisition of Ross in August 2004. Gross margin was 55% compared to 54% in Q3 2004.

Total software revenue in Q3 2005 was US$38.4 million, an increase of 39% from US$27.6 million in Q3 2004 due primarily to the company’s acquisition of Ross Systems in August 2004. Q3 2005 software license revenues were US$8.8 million, or 23%, of total software revenues. Q3 2005 software services revenues were US$14.6 million, or 38%, of total software revenues. Q3 2005 maintenance revenues were US$15.0 million, or 39%, of total software revenues.

Total MVAS revenue for Q3 2005 was US$9.8 million, an increase of 14% from US$8.6 million in Q2 2005, primarily due to strong performance from Advanced Mobile Products (including MMS, IVR and WAP). SMS-based MVAS revenue for Q3 2005 was US$3.9 million, down 17% from US$4.7 million in Q2 2005. Revenue from Advanced Mobile Products for Q3 2005 was US$5.9 million, up 52% from US$3.9 million in Q2 2005. During Q1 2005 the company changed the presentation for its MVAS revenue from a net basis (excluding the portion of the MVAS revenue paid to the mobile operators) to a gross basis (including the portion of the MVAS revenue paid to the mobile operators) in response to significant changes in operations of the MVAS business in China.

Net loss dropped significantly to US$1.2 million from a net loss of US$8.3 million in Q3 2004, primarily due to lowered SG&A expenses, lower restructuring and acquisition-related charges and stronger results from CDC Software and the MVAS businesses offset by losses in the Internet and Media business.

Non-GAAP* net income was US$3.2 million compared to Non-GAAP net income of US$1.2 million in Q3 2004. Basic loss per share was 1.1 US cent compared to loss per share of 8 US cents in Q3 2004. Non-GAAP net income per share was 2.9 US cents for the quarter, compared to a Non-GAAP net income per share of 1.2 US cents for the same period of 2004 and a non- GAAP net income per share of 4.84 US cents for the previous quarter. Given that a majority of the company’s consolidated results include revenues from recently acquired companies, the company believes that Non-GAAP presentation would be useful for investors to assess the impact of recent acquisitions and non-recurring events. A reconciliation of GAAP to Non-GAAP net income is set forth below:

Reconciliation From GAAP Results to
Non-GAAP Results:	Q3	2004	Q3	2005
(In US$ Thousands, except per share data)
GAAP net income/ (loss)	(8,251)	(1,244)
Add back revenue impact of deferred maintenance revenue write down related to the acquisition of subsidiaries	1,309	11
Add back amortization of purchased intangibles related to the acquisition of subsidiaries	3,234	2,937
Add back stock compensation expenses related to the acquisition of subsidiaries	518	197
Add back deferred tax impact related to the acquisition of subsidiaries	1,371	590
Add back restructuring expenses	1,676	733
Add back legal and professional expenses on proposed securities offering	1,344	—

Non-GAAP net income	1,201	3,224

Non-GAAP basic earnings per share	0.012	0.029

Weighted average no. of shares	104,252,061	111,008,227

Balance Sheet Summary

The company’s balance sheet as of September 30, 2005 showed Non-GAAP* cash and cash equivalents of US$212.5 million. Positive cash flow from operations was offset by largely non-recurring expenses such as restructuring expenses, acquisition and investment related payments including in 17game. The company believes that the following reconciliation of GAAP to Non—GAAP* cash and cash equivalents may be useful to assess the company’s liquidity:

Reconciliation of GAAP Cash and Cash Equivalents
To Non-GAAP Cash and Cash Equivalents
(In US$ Thousands)	Q2	2005	Q3	2005
Cash and cash equivalents	73,859	76,781
Add restricted cash	3,738	3,738
Add debt securities	169,531	158,325
Less total debt	(26,506)	(26,367)

Non-GAAP cash and cash equivalents, net of total debt	220,622	212,477

As of September 30th, 2005, the company had approximately 111 million common shares outstanding.

Strategic Review and Related Resegmentation of Future Results as of Q4 2005

In order to improve long term financial results, the company embarked upon a strategic evaluation of its businesses in Q3 2005 and took steps that included the standardization of certain policies and procedures, reduction of operating expenses, realignment of the management team and structure, incurrence of charges such as restructuring charges, additional investment, impairment of assets and discontinuation of operations together with the attendant gains or losses from such impairments or disposals. These initiatives may result in a near term adverse effect on the financial results of the company. As part of its strategic review, CDC Corporation announced a restructuring to refocus the company into two core units, CDC Software and China.com Inc.

As part of its refocus to two core business units, the company believes that it is logical to change its revenue segmentation within its Consolidated Statement of Operations beginning in Q4 2005. Within CDC Corporation’s Consolidated Statement of Operations all of CDC Software’s results will be reflected in two segments, “Software” and “Business Services.” The company has moved two Australian database marketing businesses into the “Business Services” segment from the prior “Advertising and Marketing Activities” segment. Within CDC Corporation’s Consolidated Statement of Operations all of China.com Inc.’s results will be reflected in two segments, “Mobile Services and Applications” and “Internet and Media” which was renamed from the original “Advertising and Marketing Activities” segment. Internet and Media is now comprised of our Portal and our Singapore-based publishing business, TTG. China.com Inc.’s online games business, which is accounted for using the equity method and is not consolidated, is not currently a segment. Due to the equity accounting treatment, online games revenues are not reflected in the company’s consolidated revenues. However, under Hong Kong GAAP the unit consolidates the online games business and revenues and it is reported as a segment in China.com Inc.’s Hong Kong GAAP financial statements.

“I am proud that CDC Corporation’s Executive Committee and management made significant progress with the first phase of the company’s restructuring efforts. As we refocus and reorganize the company and management, we are very pleased to see that we have a deep pool of talent within our ranks. We will continue to make positive organizational changes with a mindful eye that expenses always remain in line with revenues, realigning responsibilities as well as adding expertise in unit management to be more responsive to customers needs, and position the company to be “best in class” for our employees, customers and shareholders,” said John Clough, Chairman of the Executive Committee of the Board of Directors of CDC Corporation.

Revenue for the quarter using the new segmentation is reflected in the table below:

Revenues	Q3	2004	Q3	2005
(In US$ Thousands)
CDC Software
Software	27,616	38,449
Business services	10,603	11,625
China.com Inc.
Mobile Services and Applications	6,822	9,799
Internet and Media	2,143	2,064

Total Revenues	47,184	61,937

Editor Notes:

Technology Abbreviations: 1) MMS: Multimedia Messaging Service, 2) IVR: Interactive Voice Response, 3) WAP: Wireless Application Protocol, 4) SMS: Short Message Service, 5) MMORPG: Massively Multi-player Online Role Playing Games, 6) MVAS: Mobile Value Added Services

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with United States generally accepted accounting principles (“GAAP”), the company uses Non-GAAP financial measures for net income and other line items, which are adjusted from results based on GAAP. These Non-GAAP measures are provided to enhance the user’s overall understanding of the company’s current financial performance and its prospects for the future. The company believes the Non-GAAP results provide useful information to both management and investors. All references to Non-GAAP in this press release should be read in conjunction with the more detailed financial statements included at the end of this press release.

Although the company continues to report GAAP results to investors, it believes the inclusion of Non-GAAP financial measures provides further clarity in its financial reporting. These Non-GAAP financial measures may be different from Non-GAAP financial measures used by other companies, and should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP measures. The Non-GAAP financial measures included in this press release have been reconciled to the nearest GAAP measures.

Unaudited and Preliminary Financial Information

The financial information included in this press release is unaudited and preliminary. This includes comparative nine-month information for Ross and Pivotal also includes 2004 results for Ross and Pivotal for the periods prior to when they were acquired by CDC Corporation in August 2004 and February 2004, respectively. The quarterly financial information included herein is subject to adjustment pending the completion of the 2005 full year audit by the company’s independent registered public accounting firm, Ernst & Young. Adjustments to the Q3 financial statements and information may be identified when the 2005 full year audit work is completed, which could result in significant changes which may need to be made to the company’s preliminary Q3 unaudited financial information set forth in this press release. The 2005 audited consolidated financial statements and related notes will be included in the company’s Annual Report on Form 20-F for the year ending December 31st, 2005.

About CDC Corporation

CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, mobile applications and online games. As part of its strategic review, the company has reorganized into two primary operating business units, CDC Software and China.com Inc.

For more information about CDC Corporation, please visit the website http://www.cdccorporation.net

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the effect on the financial results of the company resulting from the strategic evaluation of its businesses and the measures taken in connection therewith, market acceptance of CDC Software products, the ability of the marketing strategy to cross-sell products and services toward niche consumer groups across platforms to increase mobile services revenues, the mobile applications business’s ability to transform from a SMS focused service provider to a provider of a more balanced portfolio of services on other platforms, expectations of revenue gains and growth in the mobile services business as the company rolls out more Advanced Mobile Products, and expected growth in the number of users for the Yulgang online game.

These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (c) the ability to integrate operations or new acquisitions in accordance with the company’s business strategy; (d) the effects of restructurings and rationalization of operations; (e) the ability to address technological changes and developments including the development and enhancement of products; (f) the ability to develop and market successful products and services on the WAP, IVR and MMS platforms; (g) the entry of new competitors and their technological advances; (h) the need to develop, integrate and deploy enterprise software applications to meet customer’s requirements; (i) the possibility of development or deployment difficulties or delays; (j) the dependence on customer satisfaction with the company’s software products and services; (k) continued commitment to the deployment of the enterprise software solutions; (l) risks involved in developing software solutions and integrating them with third-party software and services; (m) the continued ability of the company’s enterprise software solutions to address client-specific requirements; (n) demand for and market acceptance of new and existing enterprise software and services and the positioning of the company’s solutions; and (o) the ability of staff to operate the enterprise software and extract and utilize information from the company’s enterprise software solutions. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2004 on Form 20-F/A filed on October 11, 2005. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Investor Relations
Craig Celek, VP Investor Relations
Tel : 1 (212) 661 2160
Fax : 1 (646) 827 2421
e-mail : craig.celek@cdccorporation.net